

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2014

<u>Via E-mail</u>
Serena B. Potash
Chief Executive Officer
Bio-En Holdings Corp.
56 Main Street
Monsey, NY 10952

      Re: **Bio-En Holdings Corp.**
             Current Report on Form 8-K
             Filed September 11, 2014
             File No. 333-186629

Dear Ms. Potash:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/H. Roger Schwall

                    H. Roger Schwall
                    Assistant Director